03002647

VF 1-15-03

AB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8- 44662

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING JAN - 2 2003 WASH. D.C. 183 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SIMMERS CAPITAL MANAGEMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11001 N. BLACK CANYON HWY., SUITE 180
(No. and Street)

PHOENIX, ARIZONA 85029
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID A. SIMMERS, CEO (602)943-1965
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TESS L. RIDGWAY
(Name — *if individual, state last, first, middle name*)

11833 N. 91st PLACE SCOTTSDALE ARIZONA 85260
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DAVID A. SIMMERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIMMERS CAPITAL MANAGEMENT CORPORATION, as of OCTOBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Merle M Hayashi
Expires July 25, 2003

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIMMERS CAPITAL MANAGEMENT CORPORATION
(An Arizona Corporation)

ANNUAL FINANCIAL STATEMENTS
(Audited)

FOR THE YEAR ENDED OCTOBER 31, 2002
(With Comparative Totals for 2001)

Tess L. Ridgway
Certified Public Accountant

11833 N. 91st Place
Scottsdale, Arizona 85260
(480) 614-8008

Tess L. Ridgway, CPA
11833 N. 91st Place
Scottsdale, AZ 85260
480-614-8008 ~ fax 480-614-8668 ~ cell 602-885-5510 ~ email tessridgw@aol.com

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Simmers Capital Management Corporation

I have audited the accompanying balance sheet of Simmers Capital Management Corporation (an Arizona corporation) as of October 31, 2002, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the entity's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simmers Capital Management Corporation as of October 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tess L. Ridgway
Certified Public Accountant

Scottsdale, Arizona
December 23, 2002

SIMMERS CAPITAL MANAGEMENT CORPORATION
BALANCE SHEET
October 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash on Hand and In Banks	$ 137,900	$ 135,618
Certificate of Deposit	170,160	170,985
Commissions Receivable	653,596	652,361
Prepaid Insurance	3,108	2,342
Prepaid Fees	2,557	2,458
Prepaid Income Tax	800	800
Rebate Receivable	100	-
Employee Notes Receivable	9,893	27,361
Capital Contributions Receivable	45,284	87,681
Total Current Assets	1,023,398	1,079,606
Property and Equipment		
Furniture and Fixtures	55,436	58,722
Office Equipment	40,102	35,553
Leasehold Improvements	5,440	3,036
Less: Accumulated Depreciation	(55,781)	(51,374)
Total Property and Equipment, Net	45,197	45,937
Other Assets		
Refundable Deposits	17,496	17,168
Deferred Tax Benefit	14,877	8,787
Total Other Assets	32,373	25,955
TOTAL ASSETS	$ 1,100,968	$ 1,151,498

The accompanying Notes are an integral part of these financial statements.

SIMMERS CAPITAL MANAGEMENT CORPORATION
BALANCE SHEET
October 31, 2002 and 2001

	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 27,265	$ 22,133
Credit Cards Payable	145,683	126,376
Commissions Payable	71,744	132,268
Deferred Income Tax Liability - Current	376	1,120
Note Payable - Furniture - Current Portion	3,893	3,420
Note Payable - Related Party	64,269	30,300
Accrued and Withheld Payroll Taxes	552	982
Total Current Liabilities	313,782	316,599
Long Term Liabilities		
Line of Credit	171,487	119,904
Note Payable - Furniture	4,075	10,240
Total Liabilities	489,344	446,743
Shareholders' Equity		
Capital Stock		
Authorized 100,000,000 shares, No Par		
Issued and Outstanding 1,381,000 shares	314,795	314,795
Paid in Capital	12,006	12,006
Retained Earnings	284,823	377,954
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,100,968	$ 1,151,498

The accompanying Notes are an integral part of these financial statements.

SIMMERS CAPITAL MANAGEMENT CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002 AMOUNT	% TO INCOME	2001 AMOUNT	% TO INCOME
Income				
Commissions	$ 2,324,124	100.0%	$ 1,767,398	100.0%
Operating Expenses:				
Selling Expenses				
Salaries and Commissions Paid	795,783	34.2%	444,906	25.2%
Officers' Salaries and Commissions	572,981	24.7%	390,096	22.1%
Payroll Taxes	117,923	5.1%	74,032	4.2%
Advance Defaults	21,460	0.9%	24,970	1.4%
Employee Benefits	68,604	3.0%	32,637	1.8%
Travel	19,746	0.8%	19,000	1.1%
Insurance and Bonds	3,158	0.1%	2,739	0.2%
Regulatory Fees	1,294	0.1%	2,505	0.1%
Licensing Fees	40,101	1.7%	51,116	2.9%
Membership Dues	-	0.0%	7,102	0.4%
Total Selling Expense	1,641,050	70.6%	1,049,103	59.4%
Administrative Expenses:				
Office and Postage	49,748	2.1%	51,948	2.9%
Advertisiing and Promotion	139,867	6.0%	152,674	8.6%
Printing	14,539	0.6%	10,943	0.6%
Depreciation	13,315	0.6%	14,502	0.8%
Interest Expense	23,450	1.0%	22,686	1.3%
Professional Services	10,428	0.4%	36,360	2.1%
Telephone	56,414	2.4%	50,827	2.9%
Staff Training	32,599	1.4%	35,190	2.0%
Rent	280,006	12.0%	260,112	14.7%
Equipment Rental and Maintenance	52,790	2.3%	44,730	2.5%
Total Administrative Expenses	673,156	29.0%	679,972	38.5%
Total Operating Expenses	2,314,206	99.6%	1,729,075	97.8%
Net Profits (Loss) from Operations	9,918	0.4%	38,323	2.2%

SIMMERS CAPITAL MANAGEMENT CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002	2001
Other Income and Expenses		
Loss on Disposition of Assets	(3,150)	(18,075)
Interest Income	10,777	14,610
	7,627	(3,465)
Profit (Loss) Before Taxes	17,545	34,858
Current Tax Expense	(376)	(1,120)
Deferred Tax Benefit (Provision)	6,834	(8,728)
Net Income Before Extraordinary Item	24,003	25,010
Extraordinary Item - Arbitration Settlement	(117,125)	-
Net Income (Loss)	(93,122)	25,010
Beginning Retained Earnings	377,945	352,944
Ending Retained Earnings	$ 284,823	$ 377,954

SIMMERS CAPITAL MANAGEMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2002 and 2001

	2002	2001
Operating Activities		
Net Income (Loss) from Operations	$ (93,126)	$ 25,010
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	13,315	14,502
Loss on abandonment of assets	3,150	18,075
Increase/(Decrease) in deferred taxes	6,834	8,873
Changes in operating assets and liabilities		
(Increase)/Decrease in commissions receivable	(1,235)	11,549
(Increase)/Decrease in employee advances	17,468	(25,437)
(Increase)/Decrease in prepaid expenses	(865)	86
(Increase)/Decrease in refundable deposits and rebates	(428)	-
Increase/(Decrease) in accounts and credit cards payable	24,439	14,073
Increase/(Decrease) in commissions payable	(60,524)	(66,905)
Increase/(Decrease) in accrued and withheld payroll taxes	(430)	264
Increase/(Decrease) in short term notes payable	473	5
Net cash provided/(used) by operating activities	(90,929)	95
Net Cash used in Investing Activities		
Decrease (Increase) in Investment in Certificate of Deposit	825	(50,565)
Purchase of new fixed assets	(14,834)	(4,485)
Net cash provided/(used) by investing activities	(14,009)	(55,050)
Financing Activities		
Decrease in Stock Subscriptions Receivable	42,397	-
Proceeds from Debt	159,792	148,991
Payments of Debt	(94,969)	(3,420)
Net cash provided/(used) by financing activities	107,220	145,571
Increase (Decrease) in Cash	2,282	90,616
Cash at Beginning of Year	135,618	45,002
Cash at End of Year	$ 137,900	$ 135,618

	Paid in Current Year	*Paid in Prior Year*
Income Tax	*$ 376*	*$ 975*
Interest Expense	*$ 23,450*	*$ 22,686*

For purposes of this statement, cash includes bank accounts but does not include the certificate of deposit.

The accompanying Notes are an integral part of these financial statements.

SIMMERS CAPITAL MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2002 and 2001

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Simmers Capital Management Corporation is an Arizona corporation that was incorporated in February 1989 and became a registered broker dealer and member of NASD in May 1992. The Company's securities business consists of the sale of mutual funds and variable contracts to the public.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical cost and involve the utilization of estimates. Therefore, balance sheet amounts do not necessarily represent current values.

Revenue Recognition

Commission revenue consists of commissions earned through the sale of mutual fund shares and variable contracts. Expenses related directly to commissions earned are classified as selling expenses.

Property, Equipment and Depreciation

Acquisitions of depreciable property are carried at cost or net book value, whichever applies, plus those costs incurred to bring the assets to service. The straight-line method is used to depreciate all capitaliseable assets for financial statement purposes. Any subsequent disposition of property is recognized as gain or losses in the income statement as a separate line item after net profit from operations. Depreciation charged to cost and expense in the fiscal years ended October 31, 2002 and 2001 was $13,315 and $14,502 respectively.

Income Tax

The Company provided for deferred income taxes resulting from timing differences relating to non-deductible accrued expenses and to the use of the straight-line method of depreciation for financial statement reporting purposes versus the accelerated methods allowed for income tax reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Advertising

The Company expenses advertising costs as they are incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SIMMERS CAPITAL MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2002 and 2001

NOTE 2 CASH ON HAND AND IN BANKS

	2002	2001
Checking Accounts, Bank of America	$ 72,501	$106,257
Money Market Account, Bank of America	65,399	20,864
	$ 137,900	$127,121

NOTE 3 COMMISSIONS RECEIVABLE

Commissions are receivable from dealers of various securities based upon a percentage of sales. All are current in nature and are considered to be collectible. Accordingly, no allowance for doubtful accounts is maintained and no related bad debt expense is accrued on the income statement.

NOTE 4 LEASES

The Company is liable under the following leases:

LSF Presidio Investment I LLC, Phoenix, Arizona, $6,045 per month from March 1, 1998 through January 31, 2002. Renewed for 36 months effective February 2002. Each January 1st during the term of the lease, the rent will be adjusted based on the Consumer Price Index. For the twelve-month period ending February 29, 2002, the base rent is $6,413.

Stanplace, Denver, Colorado. $3,789 per month base rent from April 1, 2000 to April 30, 2005.

U.S. Office One, L.P., Tampa, Florida for 36 months beginning January 1, 1999. $3,534 per month January 1, 2001 through January 31, 2002 and $3,729 per month February 1, 2002 through January 31, 2003.

1100 Corporation, Atlanta, Georgia. For 60 months from October 1, 2000. $3,861 per month October 1, 2000 through September 30, 2001, then a 3% increase per year for the next four years.

Merit 99 Office Portfolio L.P., Dallas, Texas. 60-month lease from June 1, 1998 with rent increase, as follows: June 1, 1999 to May 31, 2000 $3,202; then $3,283, $3,375 and $3,462 for the three respective twelve-month periods.

Five –Year Liability for Fiscal Year Ended October 31:

	2003	2004	2005	2006	2007
Arizona	$85,431	$87,339	$21,954	$ -	$ -
Colorado	49,087	50,561	21,067	-	-
Florida	11,187	-	-	-	-
Georgia	49,275	50,744	-	-	-
Minnesota	25,650	-	-	-	-
Texas	24,234	-	-	-	-
	$244,864	$188,644	$43,021	$ -	$ -

NOTE 5 NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net Capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2002, the Company had net capital of $65,064 and net capital requirements of $32,600. The Company's net capital ratio of aggregate indebtedness to net capital was 7.52:1. The net capital rules may effectively restrict the payment of cash dividends.

NOTE 6 CONCENTRATION OF RISK

70% to 80% of insurance business is with one company, Woodbury Financial Services, Inc. Risk is minimal due to the ability of the Company to change to different insurance companies in a 24-hour period. Commissions are paid weekly, so there is little risk of losing income.

Simmers Capital Management maintains cash balances at Bank of America located in Phoenix, Arizona. The Federal Deposit Insurance Corporation insures accounts at the bank up to $100,000. The accumulated total on deposit at Bank of America at October 31, 2002 was $308,060 and the Company's uninsured cash balances totaled $208,060.

NOTE 7 NOTES PAYABLE

A revolving line of credit with Bank of America in the amount of $170,000 bearing interest at prime plus 1%. At October 31, 2002, borrowing against the line consisted of advances of $171,487, including accrued interest of $1,487, bearing an initial interest rate of 4.75% (initial prime rate of 9.5%). The purpose of the loan is to provide working capital as needed for general

operations and is secured by the certificate of deposit the Company maintains at the bank. Two shareholders have guaranteed the borrowing against the line of credit.

A note payable to Pacific Capital beginning October 1, 2000 and maturing September 30, 2005, for capital lease acquisition of office furniture. The lease has a required buy-out provision. The purchased furniture with net book value of $12,004 collateralizes the note at October 31, 2002.

NOTE 8 RELATED PARTY TRANSACTIONS

The Company has notes payable to two shareholders including accrued interest at 6% per annum. The balance of the notes at October 31, 2002 is $64,269.

SIMMERS CAPITAL MANAGEMENT CORPORATION
(An Arizona Corporation)

SUPPLEMENTAL REPORTS
(Schedules One through Five)

FOR THE YEAR ENDED OCTOBER 31, 2002

SCHEDULE ONE

SIMMERS CAPITAL MANAGEMENT CORPORATION
STATEMENT OF NET CAPITAL REQUIREMENT
OCTOBER 31, 2002 AND 2001

	2002	2001
Computation of Net Capital		
Total Ownership Equity	$ 611,624	$ 704,755
Non-Allowable Ownership Equity/Haircuts	(546,560)	(502,952)
Total Qualified Equity per Net Capital	65,064	201,803
Computation of Basic Net Capital Requirements		
Qualified Net Capital	65,064	201,803
Minimum Dollar Net Capital Requirement	(32,600)	(29,708)
Excess/(Deficient) Net Capital	32,464	172,095
Reconciliation of Net Capital		
Net Capital per Report Form X-17A-5	63,391	202,929
Assets Under/(Over) - Stated	(8,126)	(12,234)
Debt (Under)/Over - Stated	1,673	(957)
Retained Earnings Over/(Under) - Stated	8,126	12,065
Reconciled Increase/(Decrease)	1,673	(1,126)
Net Capital per X-17A-5 and Audit Report	$ 65,064	$ 201,803

Computation for Determination of Reserve Requirement per Rule 15c

Simmers Capital Management Corporation operates under SC K-23 Exemption to alternate net capital requirements of Rule 15c3-3.

Computation of Aggregate Indebtedness

	2002	2001
Trade Accounts Payable	$ 172,948	$ 148,509
Commissions Payabble	71,744	132,268
Payroll Taxes Payable	552	982
Notes Payable	243,724	163,864
Total Aggregate Indebtedness	$ 488,968	$ 445,623
Percentage of Aggrgate Indebtedness to Net Capital	751.52%	220.82%

SCHEDULE TWO

SIMMERS CAPITAL MANAGEMENT CORPORATION
SUPPLEMENTAL OPINION
OCTOBER 31, 2002

To The Board of Directors
Simmers Capital Management Corporation

I have examined the financial statements of Simmers Capital Management Corporation for the fiscal year ended October 31, 2002, and have issued my report thereon dated December 23, 2002. As part of my examination, I made a study and evaluation of the Company's internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Simmers Capital Management Corporation that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(a)(II).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Simmers Capital

Management Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at October 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Tess L. Ridgway
Tess L. Ridgway
Certified Public Accountant

Scottsdale, Arizona
December 23, 2002

SCHEDULE THREE

SIMMERS CAPITAL MANAGEMENT CORPORATION
NASD GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED OCTOBER 31, 2002

The National Association of Securities Dealers assessment for the fiscal year ended October 31, 2002 was as follows:

Assessment	Fiscal Year Ended	Date Paid	Amount
General renewal	October 31, 2002	February 28, 2002	$2,166
Final adjustment, after refund of $168			178
	2002 Assessment		$2,344

The assessment for the fiscal year previously mentioned was mailed to

NASD
1735 K Street N.W.
Washington, D.C.20006

SCHEDULE FOUR

SIMMERS CAPITAL MANAGEMENT CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED OCTOBER 31, 2002

There were no liabilities subordinated to claims of general creditors during the fiscal year ended October 31, 2002.

SCHEDULE FIVE

SIMMERS CAPITAL MANAGEMENT CORPORATION
SIPC SUPPLEMENTAL REPORT
FOR THE YEAR ENDED OCTOBER 31, 2002

Simmers Capital Management Corporation is entitled to the SIPC-3 exclusion pursuant to SIPA Section 78c(3)(2)(A)(ii). A Certification of Exclusion from membership was filed with the Securities Investor Protection Corporation, 805 15th Street N.W., Suite 800, Washington, D.C. The Certification is dated January 5, 1999.

Tess L. Ridgway

Tess L. Rdigway
Certified Public Accountant

Scottsdale, Arizona
December 23, 2002